1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684•6365
Fax 604 684•8092
Toll Free 1 800 667•2114
www.continentalminerals.com

CONTINENTAL ANNOUNCES

CHINESE APPROVALS OBTAINED FOR JINCHUAN ARRANGEMENT

Shareholders meeting adjourned pending final clearance of joint SEC filings

March 14, 2011 Vancouver, BC – Continental Minerals Corporation (TSX-V:KMK, OTCBB:KMKCF) (“Continental” or the “Company”) has been advised that Jinchuan Group has now obtained all Chinese regulatory approvals required to complete the Arrangement. In particular, approval was received from China’s Ministry of Commerce (known as “MOFCOM”) and State Administration of Foreign Exchange (“SAFE”). The final remaining condition required for both Continental and Jinchuan Group is that of clearance of regulatory comments from the United States Securities and Exchange Commission (“SEC”). The SEC has requested that Continental and Jinchuan Group amend their joint February 11, 2011 Schedule 13E-3 going private transaction statement by expanding the disclosure by both parties and by adding advisory materials which had been prepared by the financial advisors for each party at the time the Arrangement was being negotiated. These materials provide some additional analysis of and support for the parties’ respective fairness determinations. In addition, the SEC has requested that certain additional disclosure regarding the Arrangement be provided to shareholders which will be contained in a supplement (the “Circular Supplement”) being prepared to augment Continental’s management information circular dated as of January 17, 2011.

To allow for time to complete the Circular Supplement, the Securityholders meeting scheduled for today has been adjourned to a to-be-announced date. The British Columbia Supreme Court, which is the Court supervising the Arrangement, ordered today that the Circular Supplement be summarized in a news release and available for download from Continental’s website as well as those of the SEC (sec.gov) and SEDAR.com. Securityholders who request a copy of the Circular Supplement by phone will receive them by first class mail. The Court further ordered today that the record date for the Securityholders Meeting remain the same (January 14, 2011), meaning that only securityholders of record on that date will continue to have the right to vote at the Meeting, which will be reconvened to a date to be announced with at least 15 days notice upon completion of the SEC’s review of the amended Schedule 13E-3. The parties will amend their Arrangement Agreement to extend the targeted completion of the Arrangement to occur within approximately 30 days but in any event prior to April 30, 2011.

Shareholders who have already submitted their proxies need do nothing further and shareholders continue to have the right to revoke or change their proxies prior to the commencement of the adjourned meeting. Jinchuan is acquiring Continental through a statutory plan of arrangement process which is subject to the terms and conditions of an Arrangement Agreement, as amended and restated as of the date hereof and which is filed on SEDAR. The transaction values the common equity of Continental at approximately C$431 million. Additional Information and Where to Find It Jinchuan Group Ltd. has filed a Schedule 13E-3 with the SEC in connection with the proposed Arrangement. The Schedule 13E-3 contains additional information regarding the Arrangement, including, without limitation, information regarding the special meeting of shareholders of Continental Minerals Corporation that will be called to consider the proposed Arrangement. The Schedule 13E-3 contains important information about the parties to the Arrangement, the proposed Arrangement and related matters. Investors and shareholders should read the Schedule 13E-3 (and any amended Schedule 13E-3) and the other documents filed with the SEC in connection with the proposed Arrangement carefully before they make any decision with respect to the proposed Arrangement. A copy of the Plan of Arrangement with respect to the proposed Arrangement is an exhibit to the Schedule 13E-3.

The Schedule 13E-3 and all other documents filed with the SEC in connection with the proposed Arrangement is available free of charge at the SEC's web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to: Continental at 1020 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6; Fax: 604 684•8092, Email: info@hdimining.com.

Advisors

BMO Capital Markets is sole financial advisor to Continental in connection with the proposed Arrangement. McCarthy Tétrault LLP acts as counsel to the special committee of the Board and McMillan LLP acts as general counsel to Continental.

Sino Resources Capital Pty Ltd. and Blake, Cassels & Graydon LLP are the financial and legal advisors to Jinchuan respectively in respect of the Arrangement.

About Continental

Continental is a TSX Venture Exchange listed resource company associated with the Vancouver-based Hunter Dickinson Group of mining companies. Since 2005, Continental has focused on exploring and unlocking the value of its large Xietongmen copper-gold property in Tibet Autonomous Region, PRC.

About Jinchuan

Jinchuan Group is a large integrated non-ferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. The output of nickel and platinum group metals respectively accounts for more than 90% of the total in China. Jinchuan Group Ltd. is the largest producer of nickel-cobalt in China.

For more information contact:

Susie Bell, Investor Relations
Toll Free: 1-800-667-2114
Ph: (604) 684-6365
Fax: (604) 684-8092
Email: info@hdimining.com

     THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS
DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE
ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable Canadian securities laws concerning the likelihood of the Arrangement completing. Although Continental has attempted to identify important factors and conditions that could prevent the Arrangement from completing there may be other conditions or factors that are yet to be determined based in part on the present need to secure shareholder, regulatory and other approvals and complete, regulatory filings and Court documents. There can be no assurance that Continental’s identification of conditions and completion factors will prove to be complete or accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should understand completion of the Arrangement is not certain and they should. not place undue reliance on forward- looking statements.